Exhibit 99.1

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands of Canadian dollars)

		As at	As at
		June 30, 2020	March 31, 2020
	Notes	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents		$20,006	$26,093
Restricted cash		376	4,326
Trade and other receivables, net	5	372,530	403,907
Gas in storage		12,283	6,177
Fair value of derivative financial assets	7	55,072	36,353
Income taxes recoverable		7,067	6,641
Other current assets	6(a)	143,857	203,270
		611,191	686,767
Assets classified as held for sale	15	3,402	7,611
		614,593	694,378
Non-current assets
Investments		32,889	32,889
Property and equipment, net		23,903	28,794
Intangible assets, net		362,389	370,958
Fair value of derivative financial assets	7	26,929	28,792
Deferred income tax assets		3,644	3,572
Other non-current assets	6(b)	47,620	56,450
		497,374	521,455
TOTAL ASSETS		$1,111,967	$1,215,833

LIABILITIES
Current liabilities
Trade and other payables	8	$559,441	$685,665
Deferred revenue		1,795	852
Income taxes payable		6,433	5,799
Fair value of derivative financial liabilities	7	79,652	113,438
Provisions		142	1,529
Current portion of long-term debt	9	262,909	253,485
		910,372	1,060,768
Liabilities related to assets classified as held for sale	15	2,198	4,906
		912,570	1,065,674
Non-current liabilities
Long-term debt	9	519,347	528,518
Fair value of derivative financial liabilities	7	57,700	76,268
Deferred income tax liabilities		2,720	2,931
Other non-current liabilities		32,670	37,730
		612,437	645,447
TOTAL LIABILITIES		1,525,007	1,711,121
SHAREHOLDERS’ DEFICIT
Shareholders’ capital	12	1,246,991	1,246,829
Equity component of convertible debentures		13,029	13,029
Contributed deficit		(29,273)	(29,826)
Accumulated deficit		(1,730,433)	(1,809,557)
Accumulated other comprehensive income		87,053	84,651
Non-controlling interest		(407)	(414)
TOTAL SHAREHOLDERS’ DEFICIT		(413,040)	(495,288)
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT		$1,111,967	$1,215,833

Basis of presentation (Note 3)
Commitments and guarantees (Note 16)

See accompanying notes to the interim condensed consolidated financial statements

/s/ Scott Gahn	/s/ H. Clark Hollands
Scott Gahn	H. Clark Hollands
Chief Executive Officer and President	Corporate Director

1.

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
FOR THE THREE MONTHS ENDED JUNE 30
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

	Notes	2020	2019
CONTINUING OPERATIONS
Sales	10	$593,134	$670,165
Cost of goods sold	4	323,997	457,941
GROSS MARGIN		269,137	212,224
INCOMES (EXPENSES)
Administrative		(39,953)	(40,803)
Selling and marketing		(46,959)	(61,704)
Other operating expenses	13(a)	(19,911)	(35,765)
Finance costs	9	(21,853)	(23,546)
Unrealized gain (loss) of derivative instruments and other	4, 7	77,349	(241,999)
Realized loss of derivative instruments	4	(134,446)	(79,932)
Other expenses, net		(632)	(740)
Profit (loss) from continuing operations before income taxes		82,732	(272,265)
Provision for (recovery of) income taxes	11	634	(2,294)
PROFIT (LOSS) FROM CONTINUING OPERATIONS		$82,098	$(269,971)

DISCONTINUED OPERATIONS
Loss from discontinued operations	15	(2,948)	(5,189)
PROFIT (LOSS) FOR THE PERIOD		$79,150	$(275,160)

Attributable to:
Shareholders of Just Energy		$82,095	$(269,951)
Discontinued operations	15	(2,948)	(5,189)
Non-controlling interest		3	(20)
PROFIT (LOSS) FOR THE PERIOD		$79,150	$(275,160)

Earnings (loss) per share from continuing operations	14
Basic		$0.52	$(1.82)
Diluted		$0.43	$(1.82)
Earnings (loss) per share from discontinued operations	15
Basic		$(0.02)	$(0.03)
Diluted		$(0.02)	$(0.03)
Earnings (loss) per share available to shareholders	14
Basic		$0.50	$(1.85)
Diluted		$0.41	$(1.85)

See accompanying notes to the interim condensed consolidated financial statements

2.

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE THREE MONTHS ENDED JUNE 30
(unaudited in thousands of Canadian dollars)

	Notes	2020	2019
PROFIT (LOSS) FOR THE PERIOD		$79,150	$(275,160)
Other comprehensive profit (loss) to be reclassified to profit or loss in subsequent periods:
Unrealized gain (loss) on translation of foreign operations, net of tax		1,143	(7,019)
Unrealized gain on translation of foreign operations from discontinued operations		426	4,721
Gain on translation of foreign operations disposed and reclassified to consolidated statement of loss	15	833	-
		2,402	(2,298)
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD, NET OF TAX		$81,552	$(277,458)

Total comprehensive income (loss) attributable to:
Shareholders of Just Energy		$81,549	$(277,438)
Non-controlling interest		3	(20)
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD, NET OF TAX		$81,552	$(277,458)

See accompanying notes to the interim condensed consolidated financial statements

3.

JUST ENERGY GROUP INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES

IN SHAREHOLDERS’ EQUITY (DEFICIENCY)
FOR THE THREE MONTHS ENDED JUNE 30

(unaudited in thousands of Canadian dollars)

	Notes	2020	2019
ATTRIBUTABLE TO THE SHAREHOLDERS
Accumulated earnings
Accumulated earnings, beginning of period	4	$140,446	$533,107
Profit (loss) for the period as reported, attributable to shareholders		79,147	(275,140)
Accumulated earnings, end of period		$219,593	$257,967

DIVIDENDS AND DISTRIBUTIONS
Dividends and distributions, beginning of period		(1,950,003)	(1,923,808)
Dividends and distributions declared and paid		(23)	(22,070)
Dividends and distributions, end of period		$(1,950,026)	$(1,945,878)
ACCUMULATED DEFICIT		$(1,730,433)	$(1,687,911)

ACCUMULATED OTHER COMPREHENSIVE INCOME
Accumulated other comprehensive income, beginning of period	4	$84,651	$79,093
Other comprehensive income (loss)		2,402	(2,298)
Accumulated other comprehensive income, end of period		$87,053	$76,795

SHAREHOLDERS’ CAPITAL	12
Common shares
Common shares, beginning of period		$1,099,864	$1,088,538
Share-based units exercised		162	6,960
Common shares, end of period		$1,100,026	$1,095,498

Preferred shares	12
Preferred shares, beginning of period		$146,965	$146,965
Preferred shares, end of period		$146,965	$146,965
SHAREHOLDERS’ CAPITAL		$1,246,991	$1,242,463

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
Balance, beginning of period		$13,029	$13,029
Balance, end of period		$13,029	$13,029

CONTRIBUTED DEFICIT
Balance, beginning of period		$(29,826)	$(25,540)
Add: Share-based compensation expense	13(a)	692	7,118
Discontinued operations		-	137
Less: Share-based units exercised		(162)	(6,960)
Share-based compensation adjustment		-	20
Non-cash deferred share grants		23	23
Balance, end of period		$(29,273)	$(25,202)

NON-CONTROLLING INTEREST
Balance, beginning of period		$(414)	$(399)
Foreign exchange impact on non-controlling interest		4	23
Profit (loss) attributable to non-controlling interest		3	(20)
Balance, end of period		$(407)	$(396)
TOTAL SHAREHOLDERS’ DEFICIT		$(413,040)	$(381,222)

See accompanying notes to the interim condensed consolidated financial statements

4.

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED JUNE 30

(unaudited in thousands of Canadian dollars)

	Notes	2020	2019
Net inflow (outflow) of cash related to the following activities
OPERATING
Profit (loss) from continuing operations before income taxes		$82,732	$(272,265)
Profit (loss) from discontinued operations before income taxes	15	(2,948)	(5,299)
Profit (loss) before income taxes		79,784	(277,564)

Items not affecting cash
Amortization and depreciation	13(a)	7,352	11,938
Share-based compensation expense	13(a)	692	7,118
Financing charges, non-cash portion		5,561	4,316
Unrealized (gain) loss in fair value of derivative instruments and other	7	(77,349)	241,999
Net change in working capital balances		(8,641)	29,911
Adjustment for discontinued operations, net	15	3,920	(26,064)
Income taxes paid		(670)	(5,703)
Cash inflow (outflow) from operating activities		10,649	(14,049)

INVESTING
Purchase of property and equipment		(16)	(562)
Purchase of intangible assets		(1,670)	(9,409)
Payments for acquired business		-	(12,013)
Cash outflow from investing activities		(1,686)	(21,984)

FINANCING
Dividends/Distributions paid		-	(22,047)
Repayment of long-term debt	9	(1,651)	(1,645)
Leased asset payments		(1,081)	(1,468)
Debt issuance costs		-	(190)
Credit facilities withdrawal	9	9,867	54,155
Share swap payout		(21,488)	-
Cash inflow (outflow) from financing activities		(14,353)	28,805

Effect of foreign currency translation on cash balances		(697)	(168)

Net cash outflow		(6,087)	(7,396)
Cash and cash equivalents, beginning of period		26,093	9,927
Cash and cash equivalents, end of period		$20,006	$2,531

Supplemental cash flow information:
Interest paid		$12,934	$15,208

See accompanying notes to the interim condensed consolidated financial statements

5.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

1.	ORGANIZATION

Just Energy Group Inc. (“Just Energy” or the “Company”) is a corporation established under the laws of Canada to hold securities and to distribute the income of its directly or indirectly owned operating subsidiaries and affiliates. The registered office of Just Energy is First Canadian Place, 100 King Street West, Toronto, Ontario, Canada. The unaudited interim condensed consolidated financial statements (“Interim Financial Statements”) consist of Just Energy and its subsidiaries and affiliates. The Interim Financial Statements were approved by the Board of Directors on August 28, 2020.

2.	OPERATIONS

Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers. Currently operating in the United States (“U.S.”) and Canada, Just Energy serves both residential and commercial customers, providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy is the parent company of Amigo Energy, Filter Group Inc. (“Filter Group”), Hudson Energy, Interactive Energy Group, Tara Energy and TerraPass.

Just Energy’s current commodity product offerings include fixed, variable, index and flat rate options. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Flat-bill products allow customers to pay a flat rate each month regardless of usage. Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.

Through the Filter Group business, Just Energy provides subscription-based home water filtration systems to residential customers, including under-counter and whole-home water filtration solutions. Just Energy markets smart thermostats, offering the thermostats as a standalone unit or bundled with certain commodity products. The smart thermostats are currently manufactured and distributed by ecobee Inc. (“ecobee”), a company in which Just Energy holds an approximate 8% fully diluted equity interest. Just Energy also offers green products through its JustGreen program. The JustGreen electricity product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, solar, hydropower or biomass. The JustGreen gas product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.

Just Energy markets its product offerings through several sales channels including brokers, digital and telesales marketing, retail and affinity relationships.

In March 2019, Just Energy formally approved and commenced a process to dispose of its businesses in Germany, Ireland and Japan. In June 2019, Just Energy also formally approved and commenced a process to dispose of its business in the United Kingdom (“U.K.”), as part of the Company’s Strategic Review. The decision was part of a strategic transition to focus on the core business in North America. The U.K. and Ireland businesses were disposed of during the three months ended December 31, 2019 as described in Note 15. The disposal of operations in Japan was completed in April 2020, and the disposal of operations in Germany is expected to be completed in the near future. As at June 30, 2020, these operations were classified as a disposal group held for sale and as a discontinued operation. Previously, these operations were reported within the Consumer segment, while a portion of the U.K. business was allocated to the Commercial segment.

6.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

3.	FINANCIAL STATEMENT PRESENTATION

(a)	Compliance with IFRS

These Interim Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), utilizing the accounting policies Just Energy outlined in its March 31, 2019 annual audited consolidated financial statements, except the adoption of new International Financial Reporting Standards (“IFRS”). Accordingly, certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with IFRS, as issued by the IASB, have been omitted or condensed.

(b)	Basis of presentation and going concern

These Interim Financial Statements should be read in conjunction with and follow the same accounting policies and methods of application as those used in the annual audited consolidated financial statements for the fiscal years ended March 31, 2020 and 2019.

The Interim Financial Statements are presented in Canadian dollars, the functional currency of Just Energy, and all values are rounded to the nearest thousand, except where otherwise indicated. The Interim Financial Statements are prepared on a going concern basis under the historical cost convention, except for certain financial assets and liabilities that are stated at fair value.

The interim operating results are not necessarily indicative of the results that may be expected for the full fiscal year ending March 31, 2021, due to seasonal variations resulting in fluctuations in quarterly results. Gas consumption by customers is typically highest in October through March and lowest in April through September. Electricity consumption is typically highest in January through March and July through September. Electricity consumption is lowest in October through December and April through June.

Certain figures in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current period’s interim condensed consolidated financial statements.

As described further in Note 9, the Company has a $370 million credit facility with a syndicate of lenders and a US$250 million non-revolving multi-draw senior unsecured term loan facility from another lender, maturing on December 1, 2020 and September 12, 2023, respectively. The facility maturing on December 1, 2020 has been classified in the Interim Financial Statements as a current liability and contributes to the net current liability position as at June 30, 2020. As at June 30, 2020, the Company was compliant with the requirements of its senior debt to EBITDA ratio covenant as a result of an amendment that provided, among other things, a temporary increase of the ratio from its lenders. As at June 30, 2020, the Company amended its senior secured credit facility to increase the senior debt to EBITDA covenant ratio from 1:50 to 2:00, and the total debt to EBITDA covenant ratio from 3.50:1 to 4.00:1 with respect to the fiscal quarter ending June 30, 2020. In addition, the lenders under the Company’s senior unsecured term loan facility waived compliance with the senior debt to EBITDA and the total debt to EBITDA covenant ratios contained therein for the fiscal quarter ending June 30, 2020.

7.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The Company’s ability to continue as a going concern for the next 12 months is dependent on the continued availability of its credit facilities; the Company’s ability to obtain waivers from its lenders for potential instances of non-compliance with covenants, if necessary; the ability to refinance, or, secure additional sources of financing, if necessary, or the completion of this Recapitalization transaction (the “Recapitalization”); the liquidation of available investments; and the continued support of the Company’s lenders and suppliers. These conditions indicate the existence of material uncertainties that raise substantial doubt about the Company’s ability to continue as a going concern and, accordingly, the ultimate appropriateness of the use of accounting principles applicable to a going concern. There can be no assurance that the Company will be successful in these initiatives, that lenders will provide further financing or relief for covenants, or that the Company can refinance or repay credit facilities from new sources of financing.

On July 8, 2020, the Company announced a comprehensive plan to strengthen and de-risk the business, positioning the Company for sustainable growth as an independent industry leader. The Recapitalization will be undertaken through a plan of arrangement under the Canada Business Corporations Act (“CBCA”) and includes:

•	Exchange of the 6.75% $100M convertible debentures and the 6.75% $160M convertible debentures (collectively, the “Subordinated Convertible Debentures”) for issuance of common shares; upon completion of the Recapitalization, a material non-cash, accounting gain would be recognized as a result of the carrying value of the Subordinated Convertible Debentures being higher than the expected value of the common shares;

•	Extension of the $335 million credit facilities to December 2023, with revised covenants and a schedule of commitment reductions throughout the term;

•	Existing 8.75% loan and the remaining convertible bonds due December 31, 2020 (the “Eurobonds”) shall be exchanged for a new term loan due March 2024, with interest to be paid-in-kind and issuance of common shares;

•	Exchange of all 8.50%, fixed-to-floating rate, cumulative, redeemable, perpetual preferred shares (JE.PR.U) (the “preferred shares”) for issuance of common shares;

•	Common share issuance in exchange for cash investment commitments of $100 million;

•	Initial reduction of annual cash interest expense by approximately $45 million; and

•	Ongoing business as usual for employees, customers and suppliers enhanced by the relationship with a financially stronger Just Energy – no impact expected by the Recapitalization.

On August 26, 2020, the Company announced additional terms to the Recapitalization as follows:

•	Pay accrued and unpaid interest in cash on the Subordinated Convertible Debentures until closing of the Recapitalization;
•	Issue $15 million principal amount of New Subordinated Notes (the “New Subordinated Notes”) to holders of the Subordinated Convertible Debentures, which New Subordinated Notes will have a six-year maturity and will bear an annual interest rate of 7% (which shall only be payable in kind semi-annually);
•	Pay certain expenses of the ad hoc group of convertible debenture holders; and
•	Issue approximately $3.7 million of common shares by way of an additional private placement to the Company’s term loan lenders at the same subscription price available to all securityholders pursuant to the new equity subscription offering, proceeds of which will partially offset the incremental cash costs noted above.

All other terms of the Recapitalization remain unchanged.

The implementation of the Recapitalization is expected in September 2020, pending all approvals, including court and regulatory approvals. The Recapitalization has been approved by Just Energy’s Board of Directors. Just Energy’s financial advisor, BMO Capital Markets, has provided an opinion to Just Energy’s Board of Directors that the terms of the Recapitalization are fair from a financial point of view to the holders of the existing Eurobond, Subordinated Convertible Debentures, preferred shares and common shares. The full text of the opinion was filed on SEDAR on August 26, 2020.

8.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

On July 17, 2020 the Superior Court of Justice which among other things, granted a limited stay of proceedings and established a record date for voting of security holders with respect to the Recapitalization as of July 23, 2020. The Company filed a revised version of the plan of arrangement on SEDAR on August 26, 2020.

The Company filed on SEDAR an information circular on July 21, 2020 describing the Recapitalization transaction which was approved at a Special Meeting of Shareholders and all applicable creditor classes on August 27, 2020.

These Interim Financial Statements do not reflect the adjustments to carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary if the going concern assumption was deemed inappropriate. These adjustments could be material.

(c)	Principles of consolidation

The Interim Financial Statements include the accounts of Just Energy and its directly or indirectly owned subsidiaries and affiliates as at June 30, 2020. Subsidiaries and affiliates are consolidated from the date of acquisition and control and, continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries and affiliates are prepared for the same reporting period as Just Energy, using consistent accounting policies. All intercompany balances, sales, expenses and unrealized gains and losses resulting from intercompany transactions are eliminated on consolidation.

(d)	Significant accounting judgements, estimates, and assumptions

The preparation of the consolidated financial statements requires the use of estimates and assumptions to be made in applying the accounting policies that affect the reported amount of assets, liabilities, income and expenses. The estimates and related assumptions based on previous experience and other factors are considered reasonable under the circumstances, the results of which form the basis for making the assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. There have been no material changes from the disclosures in the Annual Report for the period ended March 31, 2020 with regard to significant accounting judgements, estimates and assumptions.

COVID-19 impact

As a result of the continued and uncertain economic and business impact of the coronavirus disease (“COVID-19”) pandemic, we have reviewed the estimates, judgments and assumptions used in the preparation of the Interim Financial Statements, including with respect to: the determination of whether indicators of impairment exist for the assets and cash-generating units (“CGUs”) and the underlying assumptions used in the measurement of the recoverable amount of such assets or CGUs. We have also assessed the impact of COVID-19 on the estimates and judgments used in connection with the measurement of deferred income tax assets and the credit risk of Just Energy’s customers.  Although we determined that no significant revisions to such estimates, judgments or assumptions were required for the period ended June 30, 2020, revisions may be required in future periods to the extent that the negative impacts on the business arising from COVID-19 continue or worsen. Any such revision (due to COVID-19 or otherwise) may result in, among other things, writedowns or impairments to the assets or CGUs, and/or adjustments to the carrying amount of the accounts receivable, or to the valuation of the deferred income tax assets, any of which could have a material impact on the results of operations and financial condition. While we believe the COVID-19 pandemic to be temporary, the situation is dynamic and the impact of COVID-19 on the Company’s results of operations and financial condition, including the duration and the impact on overall customer demand, cannot be reasonably estimated at this time.

9.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

4.	ACCOUNTING POLICIES AND NEW STANDARDS ADOPTED

Adoption of International Financial Reporting Interpretations Committee (“IFRIC”) Agenda Decision 11, Physical Settlement of Contracts to Buy or Sell a Non-Financial Item (“Agenda Decision 11”)

The IFRIC reached a decision on Agenda Decision 11 during its meeting on March 5 and 6, 2019. The decision was in respect to a request about how an entity applies IFRS 9 to particular contracts to buy or sell a non-financial item at a fixed price.

The Company has reviewed the agenda decision and determined that a change is required in its accounting policy related to contracts to buy or sell a non-financial item that can be settled net in cash or another financial instrument, or by exchanging financial instruments. These are contracts the Company enters into that are accounted for as derivatives at fair value through profit or loss but physically settled by the underlying non-financial item. The IFRIC concluded that IFRS 9 neither permits nor requires an entity to reverse the accumulated gain or loss previously recognized on the derivative and recognize a corresponding adjustment to cost of goods sold or inventory when the contract is physically settled. The presentation of interim condensed consolidated financial statements of loss has been amended to comply with the IFRIC agenda decision.

Prior to the adoption of Agenda Decision 11, realized gains and losses on financial swap contracts and options were included in cost of goods sold. Upon adoption of Agenda Decision 11, realized gains and losses on financial swap contracts are recorded in the line item realized loss on derivative instruments. As a result of Agenda Decision 11, the amount of cost of goods sold previously reported for the three months ended June 30, 2019, has decreased by $79.9 million from $537.8 million previously reported to $457.9 million upon the adoption of the IFRIC Agenda Decision 11 with an increase in realized losses on derivative instruments by the same amount.

5.	TRADE AND OTHER RECEIVABLES, NET

(a)	Trade and other receivables

	As at	As at
	June 30, 2020	March 31, 2020
Trade accounts receivable, net	$188,677	$241,969
Accrued gas receivables	4,779	7,224
Unbilled revenues, net	120,312	121,993
Other	58,762	32,721
	$372,530	$403,907

(b)	Aging of accounts receivable

Customer credit risk

The lifetime expected credit loss reflects Just Energy’s best estimate of losses on the accounts receivable and unbilled revenue balances. Just Energy determines the lifetime expected credit loss by using historical loss rates and forward-looking factors if applicable. Just Energy is exposed to customer credit risk on its continuing operations in Alberta, Texas, Illinois (gas), California and Ohio (electricity). Credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all of the above markets.

10.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

In the remaining markets, the LDCs provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee that is recorded in cost of goods sold. Management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal. There is no assurance that the LDCs providing these services will continue to do so in the future.

The aging of the trade accounts receivable from the markets where the Company bears customer credit risk was as follows:

	As at	As at
	June 30, 2020	March 31, 2020

Current	$79,981	$83,431
1–30 days	15,023	26,678
31–60 days	5,806	6,513
61–90 days	2,630	5,505
Over 90 days	23,302	35,252
	$126,742	$157,379

(c)	Allowance for doubtful accounts

Changes in the allowance for doubtful accounts related to the balances in the table above were as follows:

	As at	As at
	June 30, 2020	March 31, 2020

Balance, beginning of period	$45,832	$182,365
Provision for doubtful accounts	11,940	80,050
Bad debts written off	(23,274)	(138,514)
Foreign exchange	2,879	3,124
Assets classified as held for sale	-	(81,193)
Balance, end of period	$37,377	$45,832

Allowance for doubtful accounts on accounts receivable	$34,388	$43,127
Allowance for doubtful accounts on unbilled revenue	2,989	2,705
Total allowance for doubtful accounts	$37,377	$45,832

11.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

6.	OTHER CURRENT AND NON-CURRENT ASSETS

(a)

	As at	As at
Other current assets	June 30, 2020	March 31, 2020
Prepaid expenses and deposits	$28,029	$55,972
Customer acquisition costs	66,865	77,939
Green certificates	43,784	63,728
Gas delivered in excess of consumption	2,030	2,393
Inventory	3,149	3,238
	$143,857	$203,270

(b)

	As at	As at
Other non-current assets	June 30, 2020	March 31, 2020
Customer acquisition costs	$37,236	$43,686
Other long-term assets	10,384	12,764
	$47,620	$56,450

7.	FINANCIAL INSTRUMENTS

(a)	Fair value of derivative financial instruments and other

The fair value of financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Management has estimated the value of financial swaps, physical forwards and option contracts for electricity, natural gas, carbon and renewable energy certificates, and generation and transmission capacity contracts using a discounted cash flow method, which employs market forward curves that are either directly sourced from third parties or developed internally based on third-party market data. These curves can be volatile, thus leading to volatility in the mark to market with no immediate impact to cash flows. Gas options and green power options have been valued using the Black option pricing model using the applicable market forward curves and the implied volatility from other market traded options. Management periodically uses non-exchange-traded swap agreements based on cooling degree days (“CDDs”) and heating degree days (“HDDs”) measured in its utility service territories to reduce the impact of weather volatility on Just Energy’s electricity volumes, commonly referred to as “weather derivatives”. The fair value of these swaps on a given measurement station indicated in the derivative contract is determined by calculating the difference between the agreed strike and expected variable observed at the same station.

The following table illustrates unrealized gains (losses) related to Just Energy’s derivative financial instruments classified as fair value through profit or loss and recorded on the interim condensed consolidated statements of financial position as fair value of derivative financial assets and fair value of derivative financial liabilities, with their offsetting values recorded in unrealized loss in fair value of derivative instruments and other on the interim condensed consolidated statements of income (loss).

12.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

	Three months ended	Three months ended
	June 30, 2020	June 30, 2019
Physical forward contracts and options (i)	$48,380	$(224,974)
Financial swap contracts and options (ii)	28,121	(15,635)
Foreign exchange forward contracts	(6,051)	(227)
Share swap	-	836
Unrealized foreign exchange on 6.5% convertible bond	12,218	5,815
Weather derivatives (iii)	(2,381)	(3,021)
Other derivative options	(2,938)	(4,793)
Unrealized gain (loss) of derivative instruments and other	$77,349	$(241,999)

The following table summarizes certain aspects of the fair value of derivative financial assets and liabilities recorded in the interim condensed consolidated statement of financial position as at June 30, 2020:

	Financial assets (current)	Financial assets (non-current)	Financial liabilities (current)	Financial liabilities (non-current)

Physical forward contracts and options (i)	$46,342	$20,298	$41,935	$40,983
Financial swap contracts and options (ii)	5,738	1,823	32,032	16,447
Foreign exchange forward contracts	1,349	155	-	-
Weather derivatives (iii)	593	-	2,341	270
Other derivative options	1,050	4,653	3,344	-
As at June 30, 2020	$55,072	$26,929	$79,652	$57,700

The following table summarizes certain aspects of the fair value of derivative financial assets and liabilities recorded in the interim condensed consolidated statement of financial position as at March 31, 2020:

	Financial assets (current)	Financial assets (non-current)	Financial liabilities (current)	Financial liabilities (non-current)
Physical forward contracts and options (i)	$24,549	$17,673	$57,461	$51,836
Financial swap contracts and options (ii)	6,915	1,492	53,917	24,432
Foreign exchange forward contracts	4,519	3,036	-	-
Weather derivatives (iii)	-	-	280	-
Other derivative options	370	6,591	1,780	-
As at March 31, 2020	$36,353	$28,792	$113,438	$76,268

Below is a summary of the financial instruments classified through profit or loss as at June 30, 2020, to which Just Energy has committed:

(i)	Physical forward contracts and options consist of:

•	Electricity contracts with a total remaining volume of 30,394,697 MWh, a weighted average price of $50.25/MWh and expiry dates up to December 31, 2029.

•	Natural gas contracts with a total remaining volume of 80,779,715 GJs, a weighted average price of $2.57/GJ and expiry dates up to October 31, 2025.

13.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

•	Renewable energy certificates (“RECs”) with a total remaining volume of 3,386,395 MWh, a weighted average price of $38.21/REC and expiry dates up to December 31, 2028.

•	Electricity generation capacity contracts with a total remaining volume of 2,369 MWCap, a weighted average price of $6,508.70/MWCap and expiry dates up to May 31, 2024.

•	Ancillary contracts with a total remaining volume of 198,765 MWh, a weighted average price of $23.81/MWh and expiry dates up to December 31, 2020.

(ii)	Financial swap contracts and options consist of:

•	Electricity contracts with a total remaining volume of 14,686,500 MWh, an average price of $46.27/MWh and expiry dates up to December 31, 2024.

•	Natural gas contracts with a total remaining volume of 112,528,362 GJs, an average price of $3.27/GJ and expiry dates up to December 31, 2025.

•	Electricity generation capacity contracts with a total remaining volume of 12 MWCap, a weighted average price of $3,934.85/MWCap and expiry dates up to October 31, 2020.

•	Ancillary contracts with a total remaining volume of 265,020 MWh, a weighted average price of $22.45/MWh and expiry dates up to December 31, 2020.

(iii)	Weather derivatives consist of:

•	HDD natural gas swaps with price strikes ranging from US$1.75 to US$7.35/MmBTU and temperature strikes from 1,051 to 5,059 HDD and an expiry date of March 31, 2021.

•	HDD natural gas swaps with price strikes to be set on futures index and temperature strikes from 1,051 to 5,059 HDD and an expiry date of March 31, 2022.

•	Electricity call options with price strikes of $100/MWh, temperature strikes 84 F-103 F and an expiry date of October 31, 2020.

•	Put options for CDDs with temperature strikes at historical averages, total tick size of $22 per CDD and an expiry date of September 30 or October 31, 2020.

Share swap agreement

Just Energy had entered into a share swap agreement to manage the volatility associated with the Company’s restricted share grants and deferred share grants plans. The value, on inception, of the 2,500,000 shares under this share swap agreement was approximately $33,803. On August 22, 2018, Just Energy reduced the notional value of the share swap to $23,803 through a payment of $10,000 and renewed the share swap agreement for an additional year. On March 31, 2020, the share swap agreement expired and settled. Net monthly settlements received (paid) under the share swap agreement are recorded in other loss.

These derivative financial instruments create a credit risk for Just Energy since they have been transacted with a limited number of counterparties. Should any counterparty be unable to fulfill its obligations under the contracts, Just Energy may not be able to realize the financial assets’ balance recognized in the interim condensed consolidated financial statements.

14.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Fair value (“FV”) hierarchy of derivatives

Level 1

The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted unadjusted market prices. Currently there are no derivatives carried in this level.

Level 2

Fair value measurements that require observable inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, significant inputs must be directly or indirectly observable in the market. Just Energy values its New York Mercantile Exchange (“NYMEX”) financial gas fixed-for-floating swaps under Level 2.

Level 3

Fair value measurements that require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the power supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the FV hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: (i) Commodity (predominately NYMEX), (ii) Basis and (iii) Foreign exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves extend only 12 to 15 months into the future. In order to calculate basis curves for the remaining years, Just Energy uses extrapolation, which leads natural gas supply contracts to be classified under Level 3.

Weather derivatives are non-exchange-traded financial instruments used as part of a risk management strategy to mitigate the impact adverse weather conditions have on gross margin. The fair values of the derivatives are determined using an internally developed model that relies upon both observable inputs and significant unobservable inputs. Accordingly, the fair values of these derivatives are classified as Level 3. Market and contractual inputs to these models vary by contract type and would typically include notional amounts, reference weather stations, strike prices, temperature strike values, terms to expiration, historical weather data and historical commodity prices. The historical weather data and commodity prices were utilized to value the expected payouts with respect to weather derivatives and, as a result, are the most significant assumptions contributing to the determination of fair value estimates, and changes in these inputs can result in a significantly higher or lower fair value measurement.

For the share swap agreement, Just Energy uses a forward interest rate curve along with a volume weighted average share price to model out its value. As the inputs have no observable market, it is classified as Level 3.

Just Energy’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer.

15.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Fair value measurement input sensitivity

The main cause of changes in the fair value of derivative instruments is changes in the forward curve prices used for the fair value calculations. Just Energy provides a sensitivity analysis of these forward curves under the “Market risk” section of this note. Other inputs, including volatility and correlations, are driven off historical settlements.

The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at June 30, 2020:

	Level 1	Level 2	Level 3	Total
Derivative financial assets	$-	$-	$82,001	$82,001
Derivative financial liabilities	-	(25,377)	(111,975)	(137,352)
Total net derivative financial assets (liabilities)	$-	$(25,377)	$(29,974)	$(55,351)

The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at March 31, 2020:

	Level 1	Level 2	Level 3	Total
Derivative financial assets	$-	$-	$65,145	$65,145
Derivative financial liabilities	-	(38,676)	(151,030)	(189,706)
Total net derivative financial assets (liabilities)	$-	$(38,676)	$(85,885)	$(124,561)

Commodity price sensitivity – Level 3 derivative financial instruments

If the energy prices associated with only Level 3 derivative financial instruments including natural gas, electricity, verified emission-reduction credits and RECs had risen (fallen) by 10%, assuming that all of the other variables had remained constant, profit (loss) before income taxes for the period ended June 30, 2020 would have increased (decreased) by $194,030 ($192,928), primarily as a result of the change in fair value of Just Energy’s derivative financial instruments.

A key assumption used when determining the significant unobservable inputs included in Level 3 of the FV hierarchy consists of up to 5% price extrapolation to calculate monthly prices that extend beyond the market observable 12- to 15-month forward curve.

The following table illustrates the changes in net fair value of financial assets (liabilities) classified as Level 3 in the FV hierarchy for the following periods:

	Three months ended	Year ended
	June 30, 2020	March 31, 2020
Balance, beginning of period	$(85,885)	$17,310
Total gains	(23,041)	(3,822)
Purchases	3,687	(43,663)
Sales	(7,988)	14,549
Settlements	83,253	(70,259)
Balance, end of period	$(29,974)	$(85,885)

16.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(b)	Classification of non-derivative financial assets and liabilities

As at June 30, 2020 and March 31, 2020, the carrying value of cash and cash equivalents, restricted cash, trade and other receivables, and trade and other payables approximates their fair value due to their short-term nature.

Long-term debt recorded at amortized cost has a fair value as at June 30, 2020 of $589.8 million (March 31, 2020 - $596.2 million) and the interest payable on outstanding amounts is at rates that vary with bankers’ acceptances, London Interbank Offering Rate (“LIBOR”), Canadian bank prime rate or U.S. prime rate, with the exceptions of the 8.75% loan, 6.75% $100M convertible debentures, 6.75% $160M convertible debentures and 6.5% convertible bonds, which are fair valued based on market value. The 6.75% $100M convertible debentures, 6.75% $160M convertible debentures and 6.5% convertible bonds are classified as Level 1 in the FV hierarchy.

The risks associated with Just Energy’s financial instruments are as follows:

(i)	Market risk

Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity. Components of market risk to which Just Energy is exposed are discussed below.

Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investments in U.S. operations.

The performance of the Canadian dollar relative to the U.S. dollar could positively or negatively affect Just Energy’s income, as a portion of Just Energy’s income is generated in U.S. dollars and is subject to currency fluctuations upon translation to Canadian dollars. Due to its growing operations in the U.S., Just Energy expects to have a greater exposure to foreign currency fluctuations in the future than in prior years. Just Energy has economically hedged between 50% and 100% of forecasted cross border cash flows that are expected to occur within the next 12 months and between 0% and 50% of certain forecasted cross border cash flows that are expected to occur within the following 13 to 24 months. The level of economic hedging is dependent on the source of the cash flows and the time remaining until the cash repatriation occurs.

Just Energy may, from time to time, experience losses resulting from fluctuations in the values of its foreign currency transactions, which could adversely affect its operating results. Translation risk is not hedged.

With respect to translation exposure, if the Canadian dollar had been 5% stronger or weaker against the U.S. dollar for the period ended June 30, 2020, assuming that all the other variables had remained constant, loss for the quarter ended June 30, 2020 would have been $2.9 million lower/higher and other comprehensive income (loss) would have been $3.0 million lower/higher.

Interest rate risk

Just Energy is only exposed to interest rate fluctuations associated with its floating rate credit facility. Just Energy’s current exposure to interest rates does not economically warrant the use of derivative instruments. Just Energy’s exposure to interest rate risk is relatively immaterial and temporary in nature. Just Energy does not currently believe that its long-term debt exposes the Company to material interest rate risks but has set out parameters to actively manage this risk within its Risk Management Policy.

17.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

A 1% increase (decrease) in interest rates would have resulted in an increase (decrease) of approximately $551 in profit (loss) before income taxes for the quarter ended June 30, 2020 (June 30, 2019 - $606).

Commodity price risk

Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits, most importantly thresholds for open positions in the gas and electricity portfolios, which also feed a value at risk limit. Should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained. Just Energy’s exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins. Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flows of Just Energy. Just Energy mitigates the exposure to variances in customer requirements that are driven by changes in expected weather conditions through active management of the underlying portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the degree to which weather conditions deviate from normal.

Commodity price sensitivity – all derivative financial instruments

If all the energy prices associated with derivative financial instruments including natural gas, electricity, verified emission-reduction credits and RECs had risen (fallen) by 10%, assuming that all of the other variables had remained constant, profit (loss) before income taxes for the quarter ended June 30, 2020 would have increased (decreased) by $188,963 ($187,861), primarily as a result of the change in fair value of Just Energy’s derivative financial instruments.

For information on credit risk, refer to Note 5.

(ii)	Liquidity risk

Liquidity risk is the potential inability to meet financial obligations as they fall due. Just Energy manages this risk by monitoring detailed daily cash flow forecasts covering a rolling 13-week period, cash forecasts for the next 12 months and quarterly forecasts for the following two-year period to ensure adequate and efficient use of cash resources and credit facilities.

18.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of Just Energy’s financial liabilities:

As at June 30, 2020:

	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	1–3 years	4–5 years	5 years
Trade and other payables	$559,441	$559,441	$559,441	$-	$-	$-
Long-term debt[1]	782,256	822,902	263,592	263,105	296,205	-
Gas, electricity and non-commodity contracts	137,352	2,938,427	1,125,798	1,386,530	325,257	100,842
	$1,479,049	$4,320,770	$1,948,831	$1,649,635	$621,462	$100,842

1 Included in long-term debt are the 6.75% $100M convertible debentures, 6.75% $160M convertible debentures and 6.5% convertible bonds, which may be settled through the issuance of shares at the option of the holder or Just Energy upon maturity.

In addition to the amounts noted above, as at June 30, 2020, the contractual net interest payments over the term of the long-term debt with scheduled repayment terms are as follows:

	Less than 1 year	1–3 years	4–5 years	More than 5 years
Interest payments	$42,895	$68,417	$5,834	$-

(iii)	Physical supplier risk

Just Energy purchases the majority of the gas and electricity delivered to its customers through long-term contracts entered into with various suppliers. Just Energy has an exposure to supplier risk as the ability to continue to deliver gas and electricity to its customers is reliant upon the ongoing operations of these suppliers and their ability to fulfill their contractual obligations. As at June 30, 2020, Just Energy has applied an adjustment factor to determine the fair value of its financial instruments in the amount of $17,063 (June 30, 2019 - $8,246) to accommodate for its counterparties’ risk of default.

(iv)	Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates, thus impacting the related customer margin. Counter party limits are established within the Risk Management Policy. Any exceptions to these limits require approval from the Board of Directors of Just Energy. The Risk Department and Risk Committee monitor current and potential credit exposure to individual counterparties and also monitor overall aggregate counterparty exposure. However, the failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flows of Just Energy.

As at June 30, 2020, the estimated counterparty credit risk exposure amounted to $82,001 (June 30, 2019 - $102,209), representing the risk relating to Just Energy’s exposure to derivatives that are in an asset position.

19.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

8.	TRADE AND OTHER PAYABLES

	As at	As at
	June 30, 2020	March 31, 2020
Commodity suppliers' accruals and payables	$364,355	$414,581
Green provisions and repurchase obligations	69,648	103,245
Sales tax payable	27,216	19,706
Non-commodity trade accruals and accounts payable	67,843	117,473
Current portion of payable to former joint venture partner	16,179	18,194
Accrued gas payable	2,331	3,295
Other payables	11,869	9,171
	$559,441	$685,665

9.	LONG-TERM DEBT AND FINANCING

		As at	As at
	Maturity	June 30, 2020	March 31, 2020
Credit facility (a)	December 1, 2020	$246,256	$236,389
Less: Debt issue costs (a)		(683)	(1,644)
Filter Group financing (b)	October 25, 2023	8,039	9,690
8.75% loan (c)	September 12, 2023	270,543	280,535
6.75% $100M convertible debentures (d)	March 31, 2023	90,907	90,187
6.75% $160M convertible debentures (e)	December 31, 2021	154,791	153,995
6.5% convertible bonds (f)	December 31, 2020	12,403	12,851
		782,256	782,003
Less: Current portion		(262,909)	(253,485)
		$519,347	$528,518

Future annual minimum principal repayments are as follows:

	Less than 1 year	1–3 years	4–5 years	Total

Credit facility (a)	$246,256	$-	$-	$246,256
Filter Group financing (b)	4,933	3,105	-	8,038
8.75% loan (c)	-	-	296,205	296,205
6.75% $100M convertible debentures (d)	-	100,000	-	100,000
6.75% $160M convertible debentures (e)	-	160,000	-	160,000
6.5% convertible bonds (f)	12,403	-	-	12,403
	$263,592	$263,105	$296,205	$822,902

20.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table details the finance costs for the period ended June 30. Interest is expensed based on the effective interest rate.

	2020	2019
Credit facility (a)	$5,135	$6,052
Filter Group financing (b)	206	384
8.75% loan (c)	9,264	7,337
6.75% $100M convertible debentures (d)	2,408	2,337
6.75% $160M convertible debentures (e)	3,496	3,430
6.5% convertible bonds (f)	275	804
Supplier finance and others (g)	1,069	3,202
	$21,853	$23,546

(a)	In April 2018, the credit facility size was increased to $352.5 million from $342.5 million, with an accordion for Just Energy to draw up to $370 million. On June 28, 2019, the Company exercised its option to access the amounts relating to the accordion agreement as part of the credit facility. Certain principal amount outstanding under the letter of credit facility is guaranteed by Export Development Canada under its Account Performance Security Guarantee Program. The Company amended its senior secured credit facility to increase the senior debt to EBITDA covenant ratio from 1.50:1 to 2.00:1 and the total debt to EBITDA covenant from 3.50:1 to 4.00:1 for the first quarter of fiscal 2021. As at June 30, 2020, the Company was compliant with all of these covenants. On July 8, 2020, the Company announced a comprehensive Recapitalization that is expected to be implemented in September 2020 and amended the maturity date of the existing credit facility from September 1, 2020 to December 1, 2020. The Recapitalization includes a $335 million extension of the credit facility for three years to December 2023.

Interest is payable on outstanding loans at rates that vary with Bankers’ Acceptance rates, LIBOR, Canadian bank prime rate or U.S. prime rate. Under the terms of the operating credit facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees of 3.750%. Prime rate advances are at a rate of bank prime (Canadian bank prime rate or U.S. prime rate) plus 2.750% and letters of credit are at a rate of 3.750%. Interest rates are adjusted quarterly based on certain financial performance indicators.

As at June 30, 2020, the Canadian prime rate was 2.45% and the U.S. prime rate was 3.25%. As at June 30, 2020, $246.3 million has been drawn against the facility and total letters of credit outstanding as of June 30, 2020 amounted to $63.2 million (March 31, 2020- $72.5 million). As at June 30, 2020, Just Energy has $60.5 million of the facility remaining for future working capital and/or security requirements. Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates and secured by a general security agreement and a pledge of the assets and securities of Just Energy and the majority of its operating subsidiaries and affiliates excluding, primarily, the Barbados and German operations.

(b)	Filter Group has an outstanding loan payable to Home Trust Company (“HTC”). The loan is a result of factoring receivables to finance the cost of rental equipment over a period of three to five years with HTC and bears interest at 8.99% per annum. Principal and interest are repayable monthly.

21.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(c)	On September 12, 2018, Just Energy entered into a US$250 million non-revolving multi-draw senior unsecured term loan facility (the “8.75% loan”) with Sagard Credit Partners, LP, and certain funds managed by a leading U.S.-based global fixed income asset manager. The 8.75% loan bears interest at 8.75% per annum payable semi-annually in arrears on June 30 and December 31 in each year plus fees and will mature on September 12, 2023. Counterparties were issued 7.5 million warrants at a strike price of $8.56 each, convertible to one Just Energy common stock. The value of these warrants has been assessed as nominal. The 8.75% loan has three tranches. The first tranche of US$50 million is earmarked for general corporate purposes, including to pay down Just Energy's credit facility. The second tranche of US$150 million is earmarked towards the settlement of Just Energy's 6.5% convertible bonds. The third tranche of US$50 million is earmarked for investments and future acquisitions. As of June 30, 2020, US$207.0 million was drawn from the 8.75% loan. In July 2019, the Company drew US$14 million on the debt which was secured by a personal guarantee from a director of the Company. At June 30, 2020, the Company has US$43.0 million available under the facility to draw, earmarked for investments and future acquisitions. The Company has amended the covenants on its senior unsecured term loan facility to increase the senior debt to EBITDA covenant ratio from 1.65:1 to 2.30:1 and the total debt to EBITDA covenant from 3.50:1 to 4.25:1 for the first quarter of fiscal 2021. As at June 30, 2020, the Company was compliant with all of these covenants. The Recapitalization announced by the Company on July 8, 2020 includes an extension of the senior unsecured loan facility for the US$205.9 million to March 2024, with a portion of interest to be paid in-kind.

(d)	On February 22, 2018, Just Energy issued $100 million of convertible unsecured senior subordinated debentures (the “6.75% $100 million convertible debentures”). The 6.75% $100 million convertible debentures bear interest at an annual rate of 6.75%, payable semi-annually in arrears on March 31 and September 30 in each year and have a maturity date of March 31, 2023. Each $1,000 principal amount of the 6.75% $100 million convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption into 112.3596 common shares of Just Energy, representing a conversion price of $8.90, subject to certain anti-dilution provisions. Holders who convert their debentures will receive accrued and unpaid interest for the period from and including the date of the latest interest payment up to, but excluding, the date of conversion.

The conversion feature of the 6.75% $100 million convertible debentures has been accounted for as a separate component of shareholders’ deficit in the amount of $9.7 million. Upon initial recognition of the convertible debentures, Just Energy recorded a deferred income tax liability of $2.6 million and reduced the equity component of the convertible debentures by this amount. The remainder of the net proceeds of the 6.75% $100 million convertible debentures has been recorded as long-term debt, which is being accreted up to the face value of $100 million over the term of the 6.75% $100 million convertible debentures using an effective interest rate of 10.7%. If the 6.75% $100 million convertible debentures are converted into common shares, the value of the conversion will be reclassified to share capital along with the principal amount converted. No amounts of the 6.75% $100 million convertible debentures have been converted or redeemed as at June 30, 2020.

(e)	On October 5, 2016, Just Energy issued $160 million of convertible unsecured senior subordinated debentures (the “6.75% $160 million convertible debentures”). The 6.75% $160 million convertible debentures bear interest at an annual rate of 6.75%, payable semi-annually in arrears on June 30 and December 31 in each year and have a maturity date of December 31, 2021. Each $1,000 principal amount of the 6.75% $160 million convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption into 107.5269 common shares of Just Energy, representing a conversion price of $9.30, subject to certain anti-dilution provisions. Holders who convert their debentures will receive accrued and unpaid interest for the period from and including the date of the latest interest payment up to, but excluding, the date of conversion.

22.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The 6.75% $160 million convertible debentures will not be redeemable at the option of the Company on or before December 31, 2019. After December 31, 2019 and prior to December 31, 2020, the 6.75% $160 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares of Just Energy on the TSX for the 20 consecutive trading days ending five trading days preceding the date on which the notice of redemption is given is at least 125% of the conversion price.

The conversion feature of the 6.75% $160 million convertible debentures has been accounted for as a separate component of shareholders’ deficit in the amount of $8.0 million. Upon initial recognition of the convertible debentures, Just Energy recorded a deferred income tax liability of $2.1 million and reduced the equity component of the convertible debentures by this amount. The remainder of the net proceeds of the 6.75% $160 million convertible debentures has been recorded as long-term debt, which is being accreted up to the face value of $160 million over the term of the 6.75% $160 million convertible debentures using an effective interest rate of 9.1%. If the 6.75% $160 million convertible debentures are converted into common shares, the value of the conversion will be reclassified to share capital along with the principal amount converted. No amounts of the 6.75% $160 million convertible debentures have been converted or redeemed as at June 30, 2020.

(f)	On January 29, 2014, Just Energy issued US$150 million of European-focused senior convertible unsecured convertible bonds (the “6.5% convertible bonds”). The 6.5% convertible bonds bear interest at an annual rate of 6.5%, payable semi-annually in arrears in equal installments on January 29 and July 29 in each year and have a maturity date of December 31, 2020.

A conversion right in respect of a bond could have been exercised, at the option of the holder thereof, at any time from May 30, 2014 to July 7, 2019, and was not. The initial conversion price is US$9.3762 per common share (being C$10.2819) but is subject to adjustments. In the event of the exercise of a conversion right, the Company may, at its option, subject to applicable regulatory approval and provided no event of default has occurred and is continuing, elect to satisfy its obligation in cash equal to the market value of the underlying shares to be received.

As a result of the debt being denominated in a different functional currency than that of Just Energy, the conversion feature is recorded as a financial liability instead of a component of equity. Therefore, the conversion feature of the 6.5% convertible bonds has been accounted for as a separate financial liability with an initial value of US$8.5 million. The remainder of the net proceeds of the 6.5% convertible bonds has been recorded as long-term debt, which is being accreted up to the face value of $150.0 million over the term of the 6.5% convertible bonds using an effective interest rate of 8.8%. At each reporting period, the conversion feature is recorded at fair value with changes in fair value recorded through profit or loss. On July 29, 2019, the Company redeemed US$13.2 million of the 6.5% convertible bonds. The remaining lenders of $9.2 million of the 6.5% convertible bonds elected to extend the maturity date of the bonds from July 29, 2019 to December 31, 2020, pursuant to an option offered by the Company announced on July 17, 2019.

23.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(g)	Supplier finance and other costs for the quarter ended June 30, 2020 primarily consists of charges for extended payment terms.

As described within Note 3 of these Interim Financial Statements, the Company has presented a Recapitalization plan which, if implemented, will impact the future payments and amounts with respect to its outstanding debt and interest payments.

10.	REPORTABLE BUSINESS SEGMENTS

Just Energy’s reportable segments are the Consumer segment and the Commercial segment.

The chief operating decision maker monitors the operational results of the Consumer and Commercial segments for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on certain non-IFRS measures such as base gross margin.

Transactions between segments are in the normal course of operations and are recorded at the exchange amount. Allocations made between segments for shared assets or allocated expenses are based on the number of residential customer equivalents in the respective segments.

Corporate and shared services report the costs related to management oversight of the business units, public reporting and filings, corporate governance and other shared services functions.

24.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the three months ended June 30, 2020:

	Consumer	Commercial	Corporate and shared services	Consolidated

Sales	$371,796	$221,338	$-	$593,134
Cost of goods sold	185,441	138,556	-	323,997
Gross margin	186,355	82,782	-	269,137
Depreciation of property and equipment	2,661	26	-	2,687
Amortization of intangible assets	3,704	888	-	4,592
Administrative expenses	8,461	5,835	25,657	39,953
Selling and marketing expenses	27,556	19,403	-	46,959
Other operating expenses	9,115	3,517	-	12,632
Segment profit (loss) for the period	$134,858	$53,113	$(25,657)	$162,314
Finance costs				(21,853)
Unrealized gain of derivative instruments and other				77,349
Realized loss of derivative instruments				(134,446)
Other income, net				(632)
Provision for income taxes				(634)
Profit for the period from continuing operations				$82,098
Loss from discontinued operations				(2,948)
Profit for the period				79,150
Capital expenditures	$1,521	$165	$-	$1,686

As at June 30, 2020
Total goodwill	$170,854	$98,748	$-	$269,602
Total assets	$859,268	$252,699	$-	$1,111,967
Total liabilities	$1,383,132	$139,531	$-	$1,522,663

25.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the three months ended June 30, 2019:

	Consumer	Commercial	Corporate and shared services	Consolidated

Sales	$409,998	$260,167	$-	$670,165
Cost of goods sold	259,260	198,681	-	457,941
Gross margin	150,738	61,486	-	212,224
Depreciation of property and equipment	2,950	38	-	2,988
Amortization of intangible assets	7,680	692	-	8,372
Administrative expenses	11,234	6,152	23,417	40,803
Selling and marketing expenses	41,798	19,906	-	61,704
Other operating expenses	22,969	1,436	-	24,405
Segment profit (loss) for the period	$64,107	$33,262	$(23,417)	$73,952
Finance costs				(23,546)
Unrealized loss of derivative instruments and other				(241,999)
Realized loss of derivative instruments				(79,932)
Other income				(740)
Recovery of income taxes				2,294
Loss for the period from continuing operations				$(269,971)
Loss from discontinued operations				(5,189)
Loss for the period				(275,160)
Capital expenditures	$9,170	$749	$-	$9,919

As at June 30, 2019
Total goodwill	$172,072	$165,324	$-	$337,396
Total assets	$1,117,435	$419,380	$-	$1,536,815
Total liabilities	$1,713,787	$204,250	$-	$1,918,037

Sales from external customers

The revenue is based on the location of the customer.

	Three months ended	Three months ended
	June 30, 2020	June 30, 2019
Canada	$58,147	$75,485
U.S.	534,987	594,680
Total	$593,134	$670,165

For the three months ended June 30, 2020, revenue generated from the sale of electricity made up 89% of total revenue while gas amounted to 11%, consistent with the prior comparable quarter.

26.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Non-current assets

Non-current assets by geographic segment consist of property and equipment and intangible assets and are summarized as follows:

	As at June 30, 2020	As at March 31, 2020
Canada	$232,219	$233,678
United States	154,073	166,074
Total	$386,292	$399,752

11.	INCOME TAXES

	Three months ended	Three months ended
	June 30, 2020	June 30, 2019
Current income tax expense	$873	$462
Deferred income tax recovery	(239)	(2,756)
Provision for (recovery of) income taxes	$634	$(2,294)

12.	SHAREHOLDERS’ CAPITAL

Just Energy is authorized to issue an unlimited number of common shares and 50,000,000 preference shares issuable in series, both with no par value. Shares outstanding have no preferences, rights or restrictions attached to them.

(a)	Details of issued and outstanding shareholders’ capital are as follows:

	Three months ended		Year ended
	June 30, 2020		March 31, 2020
	Shares	Amount	Shares	Amount
Common shares:

Issued and outstanding
Balance, beginning of period	151,614,238	$1,099,864	149,595,952	$1,088,538
Share-based awards exercised	26,336	162	2,018,286	11,326
Balance, end of period	151,640,574	$1,100,026	151,614,238	$1,099,864

Preferred shares:

Issued and outstanding
Balance, beginning of period	4,662,165	$146,965	4,662,165	$146,965
Balance, end of period	4,662,165	$146,965	4,662,165	$146,965

Shareholders' capital	156,302,739	$1,246,991	156,276,403	$1,246,829

27.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(b)	Dividends and distributions

In the second quarter of fiscal 2020, the Company made the decision to suspend its dividend on common shares. For the quarter ended June 30, 2020, dividends of $nil (2019 - $0.125) per common share were declared by Just Energy. These dividends amounted to $nil (2019 - $18,714).

As a result of the dividend suspension, distributions related to the dividends also ceased. Distributions in the first quarter of fiscal 2021 amounted to $23 (2019 - $23) which was paid in accordance with the terms of the Canadian and U.S. plans during the year.

For the quarter ended June 30, 2020, dividends of $nil (2019 - US$0.53125) per preferred share were declared by Just Energy. These dividends amounted to $nil (2019 - $3,333).

In connection with amendments to the credit facility and 8.75% loan agreement announced on December 2, 2019, the agreements governing both facilities have been changed to restrict the declaration and payment of dividends until the Company’s senior debt to EBITDA ratio is no more than 1.50:1 for two consecutive fiscal quarters. Accordingly, as at December 2, 2019, the Company suspended the declaration and payment of dividends on the Series A Preferred Shares until the Company is permitted to declare and pay dividends under the agreements governing its facilities. However, dividends on the Series A Preferred Shares continue to accrue in accordance with Series A Preferred Share terms during the period in which dividends are suspended. Any dividend payment following the suspended period will be credited against the earliest accumulated but unpaid dividend.

As described within Note 3 of these interim condensed consolidated financial statements, the Company has presented a Recapitalization plan which, if implemented, will impact the Series A Preferred Share dividend payments.

13.	OTHER EXPENSES

(a)	Other operating expenses

	Three months ended	Three months ended
	June 30, 2020	June 30, 2019
Amortization of intangible assets	$4,592	$8,372
Depreciation of property and equipment	2,687	2,988
Bad debt expense	11,940	17,287
Share-based compensation	692	7,118
	$19,911	$35,765

(b)	Employee expenses

	Three months ended	Three months ended
	June 30, 2020	June 30, 2019
Wages, salaries and commissions	$36,219	$61,757
Benefits	6,488	7,270
	$42,707	$69,027

28.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Employee expenses of $15.2 million and $27.5 million are included in administrative expense and selling and marketing expenses, respectively, in the first quarter fiscal 2021 interim condensed consolidated statements of income (loss). Corresponding amounts of $23.4 million and $45.6 million, respectively, are reflected in the comparable quarter in fiscal 2020.

14.	PROFIT (LOSS) PER SHARE

	Three months		Three months
	ended		ended
	June 30, 2020		June 30, 2019
BASIC EARNINGS (LOSS) PER SHARE
Profit (loss) from continuing operations available to shareholders	$82,098		$(269,971)
Dividend to preferred shareholders, net of tax	3,319		2,450
Earnings (loss) from continuing operations available to shareholders, net of tax	78,779		(272,421)
Basic weighted average shares outstanding	151,622,538		149,846,539
Basic earnings (loss) per share from continuing operations available to shareholders	$0.52		$(1.82)
Basic earnings (loss) per share available to shareholders	$0.50		$(1.85)

DILUTED EARNINGS (LOSS) PER SHARE
Profit (loss) from continuing operations available to shareholders	$78,779		$(272,421)
Adjustment for dilutive impact of convertible debentures	4,541		-
Adjusted earnings (loss) from continuing operations available to shareholders	$83,320		$(272,421)
Basic weighted average shares outstanding	151,622,538		149,846,539
Dilutive effect of:
Restricted share and performance bonus grants	2,222,576	[1]	3,123,247 [1]
Deferred share grants	203,185	[1]	184,546 [1]
Convertible debentures	39,574,831	[1]	30,662,288 [1]
Shares outstanding on a diluted basis	193,623,130		183,816,620
Diluted earnings (loss) from continuing operations per share available to shareholders	$0.43		$(1.82)
Diluted earnings (loss) per share available to shareholders	$0.41		$(1.85)

1 The assumed conversion into shares results in an anti-dilutive position; therefore, these items have not been included in the computation of diluted earnings (loss) per share. The potentially dilutive instruments are the convertible features on the 6.5% convertible bonds, 6.75% $160M convertible debentures and 6.75% $100M convertible debentures as well as the stock options and share grants.

29.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

15.	DISCONTINUED OPERATIONS

In March 2019, Just Energy formally approved and commenced the process to dispose of its businesses in Germany, Ireland and Japan. In June 2019, the U.K. was added to the disposal group. The decision was part of a strategic transition to focus on the core business in North America. On November 29, 2019, Just Energy closed its previously announced sale of Hudson U.K. to Shell Energy Retail Limited. On April 10, 2020, the Company announced that it has sold all of the shares of Just Energy Japan KK to Astmax Trading, Inc. The purchase price was nominal, as the business was still in its start-up phase with more liabilities than assets and had fewer than 1,000 customers. The sale of the Japanese subsidiary resulted in a loss on sale of $1.1 million primarily due to the realization of cumulative translation adjustments of exchange differences from accumulated other comprehensive income, which is included in profit (loss) from discontinued operations. As at June 30, 2020, the remaining operations were classified as a disposal group held for sale and as discontinued operations. The tax impact on the discontinued operations is minimal.

Assets and liabilities of the discontinued operations classified as held for sale were as follows:

	As at	As at
	June 30, 2020	March 31, 2020
ASSETS
Current assets
Cash and cash equivalents	$1,222	$898
Current trade and other receivables	997	4,978
Income taxes recoverable	12	12
Other current assets	599	1,140
	2,830	7,028
Non-current assets
Property and equipment	37	38
Intangible assets	535	545
ASSETS CLASSIFIED AS HELD FOR SALE	$3,402	$7,611

Liabilities
Current liabilities
Trade and other payables	$2,117	$4,823
Deferred revenue	81	83
LIABILITIES CLASSIFIED AS HELD FOR SALE	$2,198	$4,906

16.	COMMITMENTS AND CONTINGENCIES

Commitments for each of the next five years and thereafter are as follows:

As at June 30, 2020

	Less than 1 year	1–3 years	4–5 years	More than 5 years	Total
Gas, electricity and non-commodity contracts	$1,125,798	$1,386,530	$325,257	$100,842	$2,938,427

30.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(a)	Surety bonds and letters of credit

Pursuant to separate arrangements with several bond agencies, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at June 30, 2020 amounted to $48.9 million (March 31, 2020 - $66.2 million).

As at June 30, 2020, Just Energy had total letters of credit outstanding in the amount of $63.2 million (Note 9(a)).

(b)	Legal proceedings

Just Energy’s subsidiaries are party to a number of legal proceedings. Other than as set out below, Just Energy believes that each proceeding constitutes legal matters that are incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

In March 2012, Davina Hurt and Dominic Hill filed a lawsuit against Commerce Energy Inc. (“Commerce”), Just Energy Marketing Corp. and the Company in the Ohio Federal Court claiming entitlement to payment of minimum wage and overtime under Ohio wage claim laws and the Federal Fair Labor Standards Act (“FLSA”) on their own behalf and similarly situated door-to-door sales representatives who sold for Commerce in certain regions of the United States. The Court granted the plaintiffs’ request to certify the lawsuit as a class action. Approximately 1,800 plaintiffs opted into the federal minimum wage and overtime claims, and approximately 8,000 plaintiffs were certified as part of the Ohio state overtime claims. On October 6, 2014, the jury refused to find a willful violation but concluded that certain individuals were not properly classified as outside salespeople in order to qualify for an exemption under the minimum wage and overtime requirements. On September 28, 2018, the Court issued a final judgment, opinion and order. Just Energy filed its appeal to the Court of Appeals for the Sixth Circuit on October 25, 2018. Oral testimony was heard on October 24, 2019. A decision is pending. Just Energy strongly believes it complied with the law, which is consistent with the recent findings in Encino Motorcars, LLC v. Navarro, 138 S. Ct. 1134, 1142 (2018) and Kevin Flood, et al. v. Just Energy Marketing Group, et al. 2d Circular No. 17-0546.

In May 2015, Kia Kordestani, a former door-to-door independent contractor sales representative for Just Energy Corp., filed a lawsuit against Just Energy Corp., Just Energy Ontario L.P. and the Company (collectively referred to as “Just Energy”) in the Superior Court of Justice, Ontario, claiming status as an employee and seeking benefits and protections of the Employment Standards Act, 2000, such as minimum wage, overtime pay, and vacation and public holiday pay on his own behalf and similarly situated door-to-door sales representatives who sold in Ontario. On Just Energy’s request, Mr. Kordestani was removed as a plaintiff but replaced with Haidar Omarali, also a former door-to-door sales representative. On July 27, 2016, the Court granted Omarali’s request for certification, refused to certify Omarali’s request for damages on an aggregate basis, and refused to certify Omarali’s request for punitive damages. Omarali’s motion for summary judgment was dismissed in its entirety on June 21, 2019. A trial date has been set commencing November 15, 2021.

On July 23, 2019, Just Energy announced that, as part of its Strategic Review process, management identified customer enrolment and non-payment issues, primarily in Texas. In response to this announcement, and in some cases in response to this and other subsequent related announcements, putative class action lawsuits were filed in the United States District Court for the Southern District of New York, in the United States District Court for the Southern District of Texas and in the Ontario Superior Court of Justice, on behalf of investors that purchased Just Energy Group Inc. securities during various periods, ranging from November 9, 2017 through August 19, 2019. The U.S. lawsuit seeks damages allegedly arising from violations of the United States Securities Exchange Act. The Ontario lawsuit seeks damages allegedly arising from violations of Canadian securities legislation and of common law. The U.S. lawsuits have been consolidated in the United States District Court for the Southern District of Texas with one lead plaintiff and the Ontario lawsuits have been consolidated with one lead plaintiff. Just Energy denies the allegations and will vigorously defend these claims.

31.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2020

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

In March of 2020, the seller representative with respect to the acquisition of Filter Group Inc. (the “Claimant”) delivered a Notice of Dispute under the purchase agreement among the Claimant, Just Energy, a subsidiary of Just Energy (the “Buyer”) and other sellers with respect to the purchase of Filter Group Inc. by the Buyer on September 10, 2018 (the “Purchase Agreement”). In this arbitral proceeding, the Claimant alleges, among other things, that the Buyer breached its responsibilities by failing to conduct the business of Filter Group Inc. in a commercially reasonable manner to reduce or avoid the achievement of the EBITDA targets contained in the Purchase Agreement and failed to honour the obligations to the Claimant that would have been owing had the target EBITDA been achieved in the first period under the Purchase Agreement. The Claimant seeks, among other things, the immediate exchange of the 9,500,000 class A special shares of the Buyer for common shares of Just Energy, being the number of common shares of Just Energy that would be exchanged if the entire earn-out under the Purchase Agreement was achieved. Just Energy denies the allegations and will vigorously defend the proceeding.

32.